FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, July 16, 2010

FAIRFAX EXERCISES RIGHTS AND PURCHASES SHARES PURSUANT TO
FIBREK INC. RIGHTS OFFERING AND STANDBY COMMITMENT

(Note: All dollar amounts in this press release are expressed in Canadian dollars unless otherwise indicated.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) exercised 17,443,300 rights (“Rights”) to purchase an aggregate of 7,635,495 common shares (“Common Shares”) of Fibrek Inc. at a price of $1.01 per Common Share pursuant to Fibrek’s rights offering (the “Rights Offering”) which expired on July 15, 2010.  Pursuant to a standby purchase agreement (the “Standby Purchase Agreement”) dated May 12, 2010 with Fibrek, Fairfax also purchased, at the subscription price of $1.01 per Common Share, an additional 8,549,506 Common Shares not otherwise purchased pursuant to the Rights Offering at the expiration time.

After giving effect to the exercise of Rights and the purchase of Common Shares pursuant to the Standby Purchase Agreement, Fairfax currently owns and controls, in the investment portfolios of its insurance subsidiaries, 33,628,301 Common Shares, representing approximately 25.9% of the total Common Shares outstanding.

The Common Shares have been purchased for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional Common Shares or other securities of Fibrek from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information or to obtain a copy of the early warning report filed with respect to this press release, contact:

John Varnell, Chief Financial Officer, at (416) 367-4941
Media Contact, Paul Rivett, Chief Legal Officer, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946